Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

June 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: James O’Connor

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.

Preliminary Proxy Statement – PRE 14A (filed June 13, 2018)

Dear Mr. O’Connor:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed June 13, 2018. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.	On page 8, please clarify that the board has already approved an increase to the leverage that the Fund may incur, which will occur in April 2019, but that, if shareholders approve proposal 2, the increase may begin to be implemented immediately.

Response: The Company has revised disclosure accordingly.

2.	Please state whether the Board's decisions about manager compensation will take into account any increase in net income to the Fund resulting from increased leverage. If so, please disclose the conflict of interest inherent in the proposal because management will be incentivized to increase the Fund's leverage, despite the risks of doing so.

Response: The Company respectfully informs that Staff that it does not believe that an inherent conflict of interest exists with respect to management’s incentive to incur additional leverage if shareholders approve Proposal 2. Unlike externally managed BDCs, which generally are compensated based, in part, on a BDC’s gross assets, the Company is an internally managed BDC. As such, the Company’s management’s compensation is determined by the Company’s Compensation, Corporate Governance, and Nominating Committee (the “Committee”), which is composed entirely of non-interested directors. Management’s compensation is not directly related to the Company’s gross assets. Rather, the Committee bases its compensation decisions on a number of factors, including long-term growth and performance of the Company. Thus, in addition to Management’s compensation being independent from the amount of the Company’s gross assets, we believe that the non-interested directors’ fiduciary duties would be relevant to any compensation decision.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission June 22, 2018 Page 2

3.	On page 15, please disclose that, as a result of the SBCA, a BDC may be permitted to double the amount of leverage that it could have incurred under former law.

Response: The Company has revised the disclosure accordingly.

4.	On page 17, in the table of Estimated Annual Expenses, footnote 3 to such table, and the accompanying examples, please ensure that the amounts reflected therein assume that the Company utilizes the maximum amount of leverage available pursuant to the 150% asset coverage limitation.

Response: The Company confirms that the amounts reflected the in the table, footnotes, and examples assume that the Company utilizes the maximum amount of leverage available pursuant to the 150% asset coverage limitation.

5.	On page 19, please clarify that Sections 18(a) and 61(a), the Fund is prohibited from declaring any dividend or distribution on the Fund’s stock, other than of its stock, or the repurchase of any stock unless at the time of the dividend or distribution declaration or repurchase there is asset coverage (computed in accordance with Section 18(h) of at least 150% after deducting the amount of the dividend or distribution.

Response: The Company has revised the disclosure accordingly.

*            *            *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus